FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

November 4, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 4, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results of their exploration program on the Chisna Copper-Gold project in Alaska of which expand the copper-gold belt with multiple new discoveries.

Item 5.	Full Description of Material Change

The Issuer reports the results of its 2008 summer exploration program on the Chisna Copper-Gold Project in Alaska.  Stream sediment surveys have now defined a 40 square kilometre area of anomalous copper and gold mineralization in the POW- Ptarmigan area, with values up to 4% copper and 13 g/t gold (Table 1).  The surveys have also discovered highly anomalous gold in two drainage basins in the Eagle Ravine area, with values up to 0.8% copper and 0.29 g/t gold, prompting the staking of additional ground by the Issuer to fully cover the targets.  Additionally, the regional exploration program identified a new partially covered occurrence (Hematite prospect) which is a large area of hematite-magnetite alteration with disseminated chalcopyrite, indicative of a possible porphyry system at depth.  These new discoveries highlight the as yet untested bulk copper-gold target potential of this emergent regional scale target (Figure 1).

Figure 1:  Copper Stream Sediment Anomalies in the Chisna Project Area on Regional Aeromagnetic Data

Chisna Project Background

The Chisna Project is located in South Central Alaska on the south side of the Alaska Range.  The project consists of a total of 380 square kilometres of State of Alaska mining claims, owned 100% by the Issuer.  The project is targeting previously unrecognized Cretaceous copper-gold porphyry style mineralization of a similar age to the Pebble deposit, located approximately 600 kilometres to the southwest.  The project contains a number of grassroots surface discoveries made by ITH in 2006 and 2007 which were the focus of the 2008 follow-up work.

2008 Exploration Program Results

A total of 221 silt samples and 193 rock samples were collected in 2008.  The work has now fully delineated the extent of the large POW-Ptarmigan copper - gold system, which has a strike length of approximately 10 kilometres and a width of 4 kilometres.  A total of 300 rock samples collected from this highly altered and mineralized area average 0.1% copper and 0.2 g/t gold, thus confirming the highly mineralized nature of the terrain.  Geological and geophysical mapping of this area has delineated broad areas of alteration and a general zonation of copper-rich mineralization in the west to more lead- and zinc-rich mineralization to the east - indicative of large porphyry systems.

Table 1 : Metal concentrations from 300 rocks collected in the POW  Ptarmigan Area.

	Copper %	Gold g/t	Silver g/t	Lead (ppm)	Zinc (ppm)
Max	4.0	13	110	6250	2060
Min	0.0	0.002	0.01	0.8	2
Mean	0.1	0.22	3.1	60	105
N=	300	299	300	300	300

In the Eagle Ravine area, silt samples from two separate drainage basins returned strongly anomalous gold values (Table 2).  Follow-up exploration discovered a variety of styles of mineralization, including hydrothermal breccias, garnet skarns, stockwork potassic alteration and sulphide replacement, thus suggesting a robust and complex porphyry-related mineral system.  47 rock samples collected over a 3 square kilometre area, along with geologic mapping, have confirmed the presence of a large, open ended system of copper-gold mineralization (Table 3).

At the Hematite Prospect, a large area of specular hematite and magnetite alteration with disseminated chalcopyrite has been discovered adjacent to an intrusive complex.  Initial prospecting has identified alteration and mineralization over a kilometre of strike length outlining a large high level anomaly with potential at depth.

          Table 2 : Stream Sediment Sample Results from Eagle Ravine.

	Copper (ppm)	Gold (ppb)	Silver (ppm)	Arsenic (ppm)	Bismuth (ppm)	Tellurium (ppm)
Max	162	541	0.66	37	0.45	1.61
Min	68	15	0.22	22	0.23	0.14
Mean	107	140	0.40	31	0.34	0.48
n=	7	7	7	7	7	7

Table 3 : Rock Assay Results from Eagle Ravine.

	Copper %	Gold g/t	Silver g/t	Arsenic (ppm)	Bismuth (ppm)	Tellurium (ppm)
Max	0.8	0.29	5.3	621	34.2	36.9
Min	0.0	0.002	0.005	0.1	0.02	0.025
Mean	0.1	0.03	0.7	21	2.0	2.5
n=	47	47	47	47	47	47

Exploration Implications

The Issuer’s sampling and prospecting work have now defined several key areas for focused future exploration.  At 40 square kilometres, the POW-Ptarmigan area is an enormous target which could host multiple copper-gold systems.  The mineral deposit vectors that have been defined by the 2008 work are a very positive indicator that one or more major deposits could be present in this new and under-explored Alaskan porphyry belt.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at Chisna was designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Issuer’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph all sample shipments which are then sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and on to Vancouver, B.C. for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

November 4, 2008